EShallGo Inc.

12F Block 16, No.1000 Jinhai Road

Pudong New District

Shanghai, China 201206

February 1, 2023

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Scott Anderegg

Re:	EShallGo Inc. Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted December 22, 2022 CIK No. 0001879754

Dear Mr. Anderegg:

This letter is in response to your letter on January 13, 2023 in which you provided a comment to the Draft Registration Statement on Form F-1 (the “Registration Statement”) of EShallGo Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission on December 22, 2022. On the date hereof, the Company has submitted Amendment No. 4 to Registration Statement on Form F-1 (“Amendment No. 4”). We set forth below in bold the comment in your letter relating to the DRS followed by our response to the comment.

Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted December 22, 2022

Summary of Financial Position and Cash Flows of Eshallgo Inc., Subsidiaries and the VIEs, page 10

1.	We note your presentation of the condensed consolidating schedules for the years ended March 31, 2022 and 2021. Please address the following with respect to these schedules:

•	The consolidated total net income and comprehensive income for the year ended March 31, 2022 is not consistent with your consolidated statements of income and comprehensive income presented on page F-4. Please revise to reconcile the difference.
•	Please clarify your determination of the consulting fee in relation to services rendered by WFOE. Please tell us how it is consistent with your VIE contractual agreements and your consolidated financial statements presented.
•	Please tell us and disclose your consideration for not presenting any activity under the Eshallgo, Subsidiary, and WFOE columns in the consolidating schedules as of and for the year ended March 31, 2021.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the “Selected Condensed Consolidated Statements of Operations” schedule on page 10 to reconcile the difference between the consolidated total net income and comprehensive income for the year ended March 31, 2022 and our consolidated statements of income and comprehensive income presented on page F-4.

On July 30, 2021 and December 3, 2021 respectively, WFOE entered into a supplementary agreement (the “Agreements”) to the Exclusive Business Cooperation Agreement with Junzhang Beijing and Junzhang Shanghai, respectively, to amend and clarify the “service fees” to be paid to WFOE under such agreement will be the VIEs’ net income, which is the earnings before corporate income tax, being the pretax income after deducting relevant costs and reasonable expenses. Pursuant to the Agreements, WOFE was not entitled to receive service fee income from VIEs until the date of the Agreements, and service fee income is determined by the net income attributable to Junzhang Beijing and Junzhang Shanghai, which is the net income after the deduction of net income attributable to non-controlling interest. Therefore, service fee income from consulting services for the year ended March 31, 2022 includes only the net income attributable to Junzhang Beijing and Junzhang Shanghai since the date of the Agreements. We have added the relevant disclosure and filed the supplementary agreements as the exhibits 10.16 and 10.17 to the Amendment No. 4.

Meanwhile, Eshallgo, Eshallgo HK, and WFOE were inactive for the year ended March 31, 2021, and as a result, there is no activities presented in the consolidating schedules as of and for the year ended March 31, 2021. We added a footnote on page 12 to explain the determination of the consulting fee in relation to services rendered by WFOE and why there is no activity under the Eshallgo, Subsidiary, and WFOE columns in the consolidating schedules as of and for the year ended March 31, 2021.

Risks Related to Our Corporate Structure and Operation, page 13

2.	We note your written response and revised disclosure in response to comment 2, however, we continue to note instances in which you reference "control" over your VIEs. Please make consistent revisions throughout, such as on pages 13 and 40-42, as examples only. Further, in the first bullet point under this caption and on page 42, we note the use of the term "our" VIE. Consistent with comment 4 of our letter dated May 13, 2022, please revise.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosure to eliminate usage of terms “our VIE” or indicating control over the VIEs throughout Amendment No. 4.

3.	We note your written response to comment 1. We cannot find the revised disclosure in your amendment. We do note your disclosure on page 88, "[a]lthough the Chinese economy annual growth rates no longer sustain an unprecedented level of 10%-plus as in the last decades..." Please revise to state the most recent year the Chinese economy grew by 10% or more.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosure on page 88 to state that 2010 was the most recent year the Chinese economy grew by 10% or more.

Enforceability of Civil Liabilities, page 163

4.	Given that you appear to have one or more directors, officers or members of senior management located in the PRC and/or Hong Kong, please revise this section to state as much, and identify the relevant individuals.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have amended our disclosure on page 163 to state the members of senior management located in the PRC and identified the relevant individuals.

EShallgo Inc. and Subsidiaries Consolidated Financial Statements Note 1 - Organization and Business Description, page F-7

5.	The net income for the year ended March 31, 2022 for the VIEs disclosed in the table on page F-11 is inconsistent with that noted in the consolidated financial statements on page F-4. Please explain the reasons for this difference or reconcile and revise these disclosures.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the reason for the difference between the net income for the year ended March 31, 2022 for the VIEs disclosed in the table on page F-11 and the noted in the consolidated financial statements on page F-4, is because there was a net loss generated by WOFE for the year ended March 31, 2022, which is not included in the net income on page F-11.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Qiwei Miao
Qiwei Miao
Chief Executive Officer